UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2007
Commission File Number : 1-14118
QUEBECOR WORLD INC.

(Translation of Registrant’s Name into English)
612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☐   Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐   No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                               .

QUEBECOR WORLD INC.
Filed in this Form 6-K
Document index
1. Press Release dated November 13, 2007; Refinancing Plan

November 13, 2007	30/07

For immediate release	Page 1 of 4
QUEBECOR WORLD ANNOUNCES REFINANCING PLAN
Montréal, Canada — Quebecor World Inc. (TSX: IQW, NYSE: IQW) (the “Company”) announced a refinancing plan today pursuant to which it intends to concurrently:
(i)	offer approximately Cdn$250 million of its equity shares, consisting of a public offering of Subordinate Voting Shares in Canada and the United States for contemplated gross proceeds to the Company of approximately Cdn$185 million ($191 million) (or approximately Cdn$213 million ($220 million) if an over-allotment option granted to the underwriters involved is exercised in full) (the “Public Equity Offering”); as well as an issuance on a private placement basis in Canada to Quebecor Inc., the Company’s controlling shareholder, of a combination of Multiple Voting Shares and Subordinate Voting Shares for an aggregate amount of approximately Cdn$65 million ($67 million) on the same terms as the Public Equity Offering (together with the Public Equity Offering, the “Equity Offering”), in order to allow Quebecor Inc. to maintain the level of its current economic interest in Quebecor World;

(ii)	offer on a private placement basis an aggregate of $500 million of new debt securities, consisting of (1) new senior unsecured notes of the Company (the “Senior Notes”) in an aggregate amount of approximately $400 million (the “Senior Note Offering”), and (2) new senior unsecured convertible debentures (the “Convertible Debentures”) in an aggregate amount of approximately $100 million (the “Convertible Debenture Offering”); and

(iii)	amend the Company’s credit facilities, pursuant to which (a) the commitment of the Company’s syndicate of lenders would be reduced to $375 million, (b) the maturities of such facilities would be extended by one year to January 2010 and (c) the Company would be provided with greater financial flexibility under its covenants (the “Credit Facilities Amendment”). The Equity Offering, the Senior Note Offering and the Convertible Debenture Offering are conditional upon one another and the Credit Facilities Amendment is conditional on the completion of the Equity Offering, the Senior Note Offering and the Convertible Debenture Offering.
In connection with the Public Equity Offering, the Company has filed a preliminary short form prospectus with the securities regulatory authorities in each of the provinces of Canada and a registration statement with the Securities and Exchange Commission.

For immediate release	Page 2 of 4
The net proceeds of the Senior Note Offering and the Convertible Debenture Offering and a portion of the net proceeds of the Equity Offering will be used to repay indebtedness under the Company’s credit facilities and the Company intends to use the remaining net proceeds of the Equity Offering to redeem its Series 5 Cumulative Redeemable First Preferred Shares for an aggregate redemption price of Cdn$175 million (approximately $185 million) plus accrued and unpaid dividends. The redemption of these preferred shares is conditional upon the completion of each of the elements of the refinancing plan and subject to re-confirmation by the Company’s Board of Directors. Any remaining net proceeds of the Equity Offering will be used for general corporate purposes, including for the repayment of additional indebtedness.
The terms of both the new Senior Notes and the Convertible Debentures will be settled between the Company and the respective initial purchasers of the notes. Both the Senior Notes and the Convertible Debentures will be issued by the Company and will be unconditionally guaranteed on a senior unsecured basis by Quebecor World (USA) Inc., Quebecor World Capital ULC and Quebecor World Capital LLC, all wholly-owned subsidiaries of the Company.
In addition, the Company announces that it has re-filed its interim financial statements for the period ended September 30, 2007 as well as the corresponding management’s discussion and analysis, in order to make certain changes to Note 18 — Subsequent Events to such financial statements relating to the Company’s announced sale/merger of its European operation, including to correct the amount reported for the estimated accounting (non-cash) loss on disposal before cumulative translation adjustment impact resulting from such sale/merger, from $70 million to $170 million.
While a registration statement relating to the Equity Offering has been filed with the U.S. Securities and Exchange Commission, it has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.
A copy of the prospectus may be obtained from the Company’s Investor Relations Department, at 612 St-Jacques Street, Montreal, Quebec Canada H3C 4M8, tel. 800-567-7070.
Neither the Senior Notes nor the Convertible Debentures have been nor will they be registered at this time under the United States Securities Act or applicable state securities laws, and neither the Senior Notes nor the Convertible Debentures may be offered or sold in the United States absent registration or an applicable exemption from registration. The Senior Notes and the Convertible Debentures will be offered and sold to qualified institutional buyers pursuant to Rule 144A under the United States Securities Act, as amended, and outside the United States pursuant to Regulation S under the United States Securities Act. Neither the Senior Notes nor the Convertible Debentures have been nor will they be qualified for sale to the public under applicable Canadian securities laws and, accordingly, any offer and sale of the notes in Canada will be made on a basis which is exempt from the prospectus and dealer registration requirements of such securities laws.
This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States and shall not constitute an offer to sell or the solicitation of any offer to buy any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

For immediate release	Page 3 of 4
Forward looking statements
This press release may include “forward-looking statements” that involve risks and uncertainties. All statements other than statements of historical facts included in this press release, including statements regarding the prospects of the industry and prospects, plans, financial position and business strategy of the Company, may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made.
Investors and others are cautioned that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause the Company’s actual results to differ from current expectations, please refer to the Company’s public filings available at www.sedar.com, www.sec.gov and www.quebecorworld.com. In particular, further details and descriptions of these and other factors are disclosed in the “Risks and Uncertainties related to the Company’s business” section of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2006, and the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2006.
The forward-looking statements in this press release reflect the Company’s expectations as of November 13, 2007 and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by the applicable securities laws.
About Quebecor World
Quebecor World Inc. (TSX: IQW, NYSE: IQW) is a world leader in providing high-value, complete marketing and advertising solutions to leading retailers, catalogers, branded-goods companies and other businesses with marketing and advertising activities, as well as complete, full-service print solutions for publishers. The Company is a market leader in most of its major product categories, which include advertising inserts and circulars, catalogs, direct mail products, magazines, books, directories, digital premedia, logistics, mail list technologies and other value-added services. Quebecor World has approximately 28,000 employees working in more than 115 printing and related facilities in the United States, Canada, Argentina, Austria, Belgium, Brazil, Chile, Colombia, Finland, France, India, Mexico, Peru, Spain, Sweden, Switzerland and the United Kingdom.

For immediate release	Page 4 of 4
For further information contact:
Tony Ross
Vice President, Communications
Quebecor World Inc.
(514) 877-5317
(800) 567-7070
Roland Ribotti
Vice President, Investor Relations
and Assistant Treasurer
Quebecor World Inc.
(514) 877-5143
(800) 567-7070

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
By:	/s/ Marie-É. Chlumecky
	Name:	Marie-É. Chlumecky
	Title:	Assistant Corporate Secretary

Date: November 20, 2007